MILLENNIUM HEALTHCARE INC.

400 Garden City Plaza

Suite 440

Garden City, New York 11530

Phone: 516-628-5500          Fax: 516-628-5400

June 25, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. John Reynolds

Re:	Millennium Healthcare Inc.

Amendment to Form 10

Filed May 12, 2014

File No. 000-55009

Dear Mr. Reynolds:

Millennium HealthCare Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated May 28, 2014, addressed to the Company’s Chief Executive Officer, Dominick Sartorio, with respect to the Company’s Amendment No. 3 to its Registration Statement on Form 10 filed with the Securities and Exchange Commission on May 12, 2014, file number 000-55009 (“Registration Statement”).

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Staff Comment:

General

1. As previously requested, please expand the disclosure to discuss all material provisions of your supply and distribution agreements.

Response:

The Registration Statement has been revised in response to the staff’s comment. Please see pages 4-5.

Staff Comment

Item 2. Financial Information, page 18

Management’s discussion and analysis of financial condition and results of operations, page 18

2. You disclose on page 25 that you incurred bad debt expense in 2013 of $1.2 million, which represents 60% of your revenue for that year. Please disclose in your filing the specific facts and circumstances that led to your determination in 2013 that these accounts receivable would not be collected. Please also tell us in your response how you determined no allowance for doubtful accounts was necessary for your remaining accounts receivable at December 31, 2013.

Response:

The Registration Statement has been revised in response to the staff’s comments. Please see page 28.

Staff Comment:

Consolidated Financial Statements, page 53

Consolidated Statements of Cash Flow, page 55

3. You report a total cash inflow of $2,061,000 from the issuance of preferred and common stock for cash (including liability for shares to be issued) during the year ended December 31, 2013. Please reconcile this amount to the $212,500 of “shares issued for cash” as reported in the consolidated statement of changes in stockholders’ deficit and the changes in “liability for common stock to be issued” and “liability for preferred stock to be issued” balances from December 31, 2012 to December 31, 2013 as reported in the consolidated balance sheets.

Response:

The following is the reconciliation of total cash inflow reported on the statement of cash flows to the shares issued for cash as reported in the consolidated statement of changes in shareholders deficit.

Shares issued for cash shown on statement of changes in stockholders deficit	212,500
Cash received for preferred stock to be issued	882,500
Cash received for preferred stock classified as a liability	337,500
Cash received for common stock to be issued disclosed in note 7 under common stock	517,500
Cash proceeds	1,950,000
Shown on statement of cash flows	2,061,000
Difference	(111,000)

The difference of $111,000 relates to common stock to be issued for services which was erroneously combined with the cash issuance on the consolidated statement of cash flows. We consider this difference to be immaterial on the consolidated financial statements taken as a whole and therefore no restatement of the financial statements is deemed necessary. We will adjust for the reclassification in future filings where the 2013 consolidated statement of cash flows is presented.

Staff Comment:

Note 9 – Fair Value Measurements, page 76

4. We note your response to prior comment 5 that you will provide additional disclosure to provide the effect of your level 3 fair value measurements on earnings or other comprehensive income for the year ended December 31, 2013. Please refer us to the specific section under Note 9 in your Amendment No. 3 to the Form 10 filed on May 12, 2014 where you provided such information. If this disclosure was not included in your filing, please revise your filing to provide such information. Please reconcile the change in the “derivative liability” balances from December 31, 2012 to December 31, 2013 as reported in your consolidated balance sheets to the $3,109,676 of “gain on change in fair value of derivatives” as reported in your consolidated statement of operations for the year ended December 31, 2013.

Response:

We disclosed the effect of our level 3 fair value measurements on earnings at the end of note 9 to the consolidated financial statements, beneath the table of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012. The following is a reconciliation of the derivative liability from December 31, 2012 to December 31, 2013:

The following table provides a reconciliation of the beginning and ending balance of derivative liability:

Balance at December 31, 2012	$2,528,317

Add: Liability incurred during the year 2013	2,458,909

Less: Gain on change in fair value	(3,109,679)

Balance at December 31, 2013	$1,877,547

Staff Comment:

Exchange Act reports

5. Please amend your Exchange Act reports for the above comments, as appropriate.

Response:

As discussed above the Company does not believe that it has to amend any Exchange Act reports in response to the staff’s comments. s

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Andrea Cataneo at (212) 930-9700.

Very truly yours,

Millennium Healthcare Inc.

By:	/s/ Dominic Sartorio
Dominic Sartorio
Chief Executive Officer